# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ELUTIA INC., CIK 0001708527
CUSIP: 05479K106
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 12510 PROSPERITY DRIVE, SUITE 370, SILVER SPRING, Maryland (MD), 20904
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001999346

## Reporting persons
- Knollwood Investment Advisory, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 2,556,724; shared voting power 0; sole dispositive power 2,556,724; shared dispositive power 0; aggregate amount beneficially owned 2,556,724 (6.3% of the class)

## Item 1. Issuer
Name of issuer: ELUTIA INC.
Address of issuer's principal executive offices:
12510 PROSPERITY DRIVE, SUITE 370, SILVER SPRING, MARYLAND
20904

## Item 2. Person Filing
Name of person filing: Knollwood Investment Advisory, LLC
Address of principal business office or, if none, residence:
217 INTERNATIONAL CIRCLE
HUNT VALLEY, Maryland
21030
Citizenship: Knollwood Investment Advisory, LLC is a Delaware Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 2,556,724 shares are beneficially owned.
Percent of class: 6.3
Sole power to vote or to direct the vote: Knollwood Investment Advisory, LLC - 2,556,724
Shared power to vote or to direct the vote: Knollwood Investment Advisory, LLC - 0
Sole power to dispose or to direct the disposition: Knollwood Investment Advisory, LLC - 2,556,724
Shared power to dispose or to direct the disposition: Knollwood Investment Advisory, LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Knollwood Investment Advisory, LLC: Stacy Landsman, Stacy Landsman / Chief Compliance Officer (02/10/2026)